March 12, 2025

Qi Gong
Chief Executive Officer
Quartzsea Acquisition Corp
1185 Avenue of the Americas, Suite 304
New York, NY 10036

       Re: Quartzsea Acquisition Corp
           Amendment No. 1 to Registration Statement on Form S-1
           Filed March 11, 2025
           File No. 333-285152
Dear Qi Gong:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement filed March 11, 2025
General

1. In appropriate locations in the registration statement, please add disclosure regarding the exclusive forum provisions in the Post-offering Memorandum and Articles of
       Association and the Rights Agreement.
 March 12, 2025
Page 2

       Please contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if
you have questions regarding the financial statements and related matters. Please contact
Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Cassi Olson